EXHIBIT 4.12

                               SEVERANCE AGREEMENT

        This Agreement is entered into on December 30, 1993, by and between Southwest Bank of Texas National Association (the "Bank") and W. Donald Brunson ("Mr. Brunson").

        NOW, THEREFORE, for and in consideration of the mutual covenants and promises in this Agreement, the Bank and Mr. Brunson hereby agree as follows:

            1. RESIGNATION. Effective as of the close of business on January 31, 1994, Mr. Brunson resigns from the offices of Director, Executive Vice President and Chief Financial Officer of the Bank and from all employment with the Bank. Mr. Brunson acknowledges and agrees that he has no authority to and will not act for the Bank in any capacity on or after the effective date of the resignation.

        2. SEVERANCE PAY. The Bank agrees to provide to Mr. Brunson severance payments subsequent to March 31, 1994 in the total amount of $123,000 payable in monthly installments of $10,250 each on the last day of each calendar month, beginning April 30, 1994 and ending on March 31, 1995; provided, however, that at any time after March 31, 1994, Mr. Brunson may elect to receive the unpaid balance of such severance payments in a lump sum at such time as he may choose. Such severance payment shall be subject to customary withholding for taxes and Social Security.

        3. MEDICAL INSURANCE. Mr. Brunson and the Bank agree that, for the period of April 1, 1994 to March 31, 1995 the Bank, at its expense, will provide Mr. Brunson and his eligible dependents with medical and dental insurance under the Bank's employee group medical and dental benefit plans on the same basis as such benefits are provided to all full-time employees of the Bank during that period; provided, however, that such medical and dental insurance will not be provided during any period when Mr. Brunson is eligible to participate in any medical benefit coverage under another employer's plan. In the event Mr. Brunson dies prior to March 31, 1995, and while medical and dental insurance provided for herein is still in effect, his eligible dependents will continue to receive such medical and dental insurance until March 31, 1995.

        In the event changes in the Bank's medical or dental benefit plans occur, then the benefits provided by the Bank to Mr. Brunson, his eligible dependents and survivors will be adjusted in accordance with such changes on the same terms and conditions applicable to other persons eligible for benefits under such plans, including such changes that may effectuate the termination of benefits.

        4.     STOCK OPTIONS.

        (a) AMENDMENT OF NON-QUALIFIED OPTIONS. Mr. Brunson and the Bank agree that each of the options held by Mr. Brunson for the purchase of 12,381 shares and 5,000 shares of Common Stock of the Bank granted pursuant to option agreements dated July 1, 1989, and July 20, 1993, respectively (the "Option Agreements") are hereby amended by amending Section 3 of each Option Agreement to read in its entirety as follows:

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               "3. EXERCISE OF OPTION. This Option shall be fully exercisable on the date hereof and may be exercised in whole or in part at any time prior to December 31, 1999, on which date this Option shall expire, terminate and be of no further force or effect. This Option may be exercised by written notice to the Company at its principal executive office addressed to the attention of its Chief Executive Officer. This Option is not transferable by Employee otherwise than by will or the laws of descent and distribution. If Employee dies prior to December 31, 1999, his estate or the person who acquires this Option by will or the laws of descent or distribution or otherwise by reason of the death of Employee, may exercise this Option only during the period of one year following the date of Employee's death, but no later than December 31, 1999. The purchase price of shares as to which this Option is exercised shall be paid in full at the time of exercise in cash (including check, bank draft or money order payable to the order of the Company). No fraction of a share of Stock shall be issued by the Company upon exercise of an Option; rather, Employee shall provide a cash payment for such amount as is necessary to effect the issuance and acceptance of only whole shares of Stock. Unless and until a certificate or certificates representing such shares shall have been issued by the Company to Employee, Employee (or the person permitted to exercise this Option in the event of Employee's death) shall not be or have any of the rights or privileges of a shareholder of the Company with respect to shares acquirable upon an exercise of this Option."

        (b) TERMINATION OF INCENTIVE OPTION. Mr. Brunson and the Bank agree that the incentive option held by Mr. Brunson for the purchase of the 20,000 shares of common stock of the Bank for a price of $7.00 per share, issued pursuant to the option agreement between Mr. Brunson and the Bank dated August 15, 1989, is hereby canceled and terminated and such option agreement shall be void and of no further force or effect.

        (c) GRANT OF REPLACEMENT OPTION. (1) GRANT OF OPTION; PURCHASE PRICE. In consideration of the cancellation and termination of the above incentive option, the Bank hereby grants to Mr. Brunson an option (the "Replacement Option") to purchase 20,000 shares of the Bank's common stock ("Stock"), at an exercise price of $7.00 per share. The Replacement Option is not granted under any of the Bank's Stock Option Plans and shall not be treated as an incentive stock option within the meaning of section 422(b) of the Internal Revenue Code of 1986, as amended.

               (2) EXERCISE OF OPTION. The Replacement Option shall be fully exercisable on the date hereof and may be exercised in whole or in part at any time prior to December 31, 1999, on which date the Replacement Option shall expire, terminate and be of no further force or effect. The Replacement Option may be exercised by written notice to the Bank at its principal executive office addressed to the attention of its Chief Executive Officer. The Replacement Option is not transferable by Mr. Brunson otherwise than by will or the laws of descent and distribution. If Mr. Brunson dies prior to December 31, 1999, his estate, or the person who acquires the Replacement Option by will or the laws of descent and distribution or otherwise by reason of Mr. Brunson's death, may exercise the Replacement Option only during the period of one year following the date of Mr. Brunson's death, but no later than December 31, 1999.
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               The purchase price of shares as to which the Replacement Option is exercised shall be paid in full at the time of exercise in cash (including check, bank draft or money order payable to the order of the Bank). No fraction of a share of Stock shall be issued by the Bank upon exercise of the Replacement Option; rather, Mr. Brunson shall provide a cash payment for such amount as is necessary to effect the issuance and acceptance of only whole shares of Stock. Unless and until a certificate or certificates representing such shares shall have been issued by the Bank to Mr. Brunson, Mr. Brunson (or the person permitted to exercise the Replacement Option in the event of his death) shall not be or have any of the rights or privileges of a shareholder of the Bank with respect to shares acquirable upon an exercise of the Replacement Option.

               3. WITHHOLDING OF TAX. To the extent that the exercise of the Replacement Option or the disposition of shares of Stock acquired by exercise of the Replacement Option results in compensation income to Mr. Brunson for federal or state income tax purposes, Mr. Brunson shall deliver to the Bank at the time of such exercise of disposition such amount of money or shares of Stock as the Bank may require to meet its obligation under applicable tax laws or regulations, and, if Mr. Brunson fails to do so, the Bank is authorized to withhold from any cash or Stock remuneration then or thereafter payable to Mr. Brunson any tax required to be withheld by reason of such resulting compensation income. Upon an exercise of the Replacement Option, the Bank is further authorized in its discretion to satisfy any such withholding requirement out of any cash or shares of Stock distributable to Mr. Brunson upon such exercise.

               4. STATUS OF STOCK. Mr. Brunson understands that at the time of the execution of this Agreement the shares of Stock to be issued upon exercise of the Replacement Option have not been registered under the Securities Act of 1933, as amended (the "Act") or any State securities law, and that the Bank does not currently intend to effect any such registration. Until the shares of Stock acquirable upon exercise of the Replacement Option have been registered for issue under the Act, the Company will not issue such shares unless Mr. Brunson provides the Bank with a written opinion of legal counsel, who shall be satisfactory to the Bank, addressed to the Bank and satisfactory in form and substance to the Bank's counsel, to the effect that the proposed issuance of such shares may be made without registration under the Act. In the event exemption from registration under the Act is available upon an exercise of the Replacement Option, Mr. Brunson (or the person permitted to exercise the Replacement Option in the event of his death), if requested by the Bank to do so, will execute and deliver to the Bank in writing an agreement containing such provisions as the Bank may require to assure compliance with applicable securities laws.

               Mr. Brunson agrees that the shares of Stock which he may acquire by exercising the Replacement Option shall be acquired for investment without a view to distribution, within the meaning of the Act, and shall not be sold transferred, assigned, pledged or hypothecated in the absence of an effective registration statement for the shares under the Act and applicable State securities laws or an applicable exemption from the registration requirements of the Act and any applicable State securities laws. Mr. Brunson also agrees that the shares of Stock which he may acquire by exercising the Replacement Option will not

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        be sold or otherwise disposed of in any manner which would constitute a violation of any applicable securities laws, whether federal or state.

               In addition, Mr. Brunson agrees (i) that the certificates representing the shares of Stock purchased under the Replacement Option may bear such legend or legends as the Bank deems appropriate in order to assure compliance with applicable securities laws, (ii) that the Bank may refuse to register the transfer of the shares of Stock purchased under the Replacement Option on the stock transfer records of the Bank if such proposed transfer would in the opinion of counsel satisfactory to the Bank constitute a violation of any applicable securities law and
        (iii) that the Bank may give related instructions to its transfer agent, if any, to stop registration of the transfer of the shares of Stock purchased under the Replacement Option.

               5. RECAPITALIZATION OR REORGANIZATION. Article VIII of the Bank's 1993 Stock Option Plan, relating to the treatment of options granted under such Plan in the event of any recapitalization, reorganization or other change in the Bank's capital structure, is hereby incorporated by reference and the provisions of such Article VIII are hereby deemed to be provisions of the Replacement Option (even though the Replacement Option is not issued pursuant to such Plan).

        5. CONFIDENTIAL AND PROPRIETARY INFORMATION. Mr. Brunson recognizes and acknowledges that he has had access to certain information of the Bank that is confidential and proprietary and constitutes valuable, special, and unique property of the Bank. Mr. Brunson agrees that he will not at any time disclose to others, use, copy or permit to be copied any secret or confidential information (whether or not developed by Mr. Brunson) without the Bank's prior written consent. The term "secret or confidential information" shall include, without limitation, the Bank's plans, strategies, applications of services, results of investigations, and all processes, computer programs and software, financial information, methods of doing business, policy and/or procedure manuals, training and recruiting procedures, accounting procedures, the status and content of the Bank's contracts with its customers, the Bank's business philosophy, and servicing methods and tech niques at any time used, developed or investigated by the Bank, before or during Mr. Brunson's tenure of employment, which are not generally available to the public or which are maintained as confidential by the Bank. Mr. Brunson further agrees to maintain in confidence any confidential information of third parties received as a result of his employment with the Bank.

        6. DOCUMENTS AND BANK ASSETS. Mr. Brunson agrees to leave in his office or deliver to the Bank on or before March 31, 1994 all correspondence, memoranda, notes, records, data or information, analysis, or other documents and all copies thereof, made, composed or received by Mr. Brunson, solely or jointly with others, and which are in Mr. Brunson's possession, custody or control and which are related in any manner to the past, present or anticipated business of the Bank. On or before March 31, 1994, Mr. Brunson shall deliver to the Bank any property belonging to the Bank in his possession or control, including, without limitation, any security, telephone or credit cards furnished by the Bank for his use.

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        7. COOPERATION. Mr. Brunson agrees to cooperate fully and in good faith with the Bank and its authorized representatives with respect to reasonable requests for information or assistance in connection with business matters, including litigation arising from such business matters, of which he had knowledge while an employee or director of the Bank.

        8. MR. BRUNSON'S REPRESENTATION. Mr. Brunson represents, warrants, and agrees that he has not filed any claims, complaints, charges or lawsuits against the Bank, its parent, subsidiaries, affiliates, owners, employees, officers, directors, shareholders, agents, attorneys, insurers, successors, and representatives with any governmental agency or court, and that he will not file, or permit to be filed, or accept benefit from, any claim, complaint or petition filed with any governmental agency or court by him or on his behalf at any time hereafter; provided, however, this shall not limit Mr. Brunson from filing an action for the sole purpose of enforcing his rights under this Agreement.

        9. RELEASE. In return for the promises made in paragraphs 2, 3 and 4 above, Mr. Brunson, on behalf of himself and his successors, heirs, assigns, agents, and representatives, hereby releases, acquits, and discharges the Bank, its parent, subsidiaries, and affiliates, and their respective former and current officers, directors, shareholders, owners, employees, agents, attorneys, insurers, successors, and representatives (collectively the "Bank and Affiliates") from any and all claims, charges, rights, damages, demands, and causes of action, whether based in tort, contract, statute or any other legal or equitable theory of recovery, including but not limited to, any and all claims or causes of action arising under the Texas Commission on Human Rights Act, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, and any other federal, state or local statute, regulation or the common law, which Mr. Brunson now has or may have, of any kind or character, whether now known or unknown. This release includes, but is not limited to, any claim for salary, bonus, compensation, benefits, expenses, damages, remuneration or wages arising from Mr. Brunson's employment, resignation or termination of employment, and all other acts or omissions related to any matter up to and including the date of execution of this Agreement. Mr. Brunson expressly understands and agrees that the terms of this Agreement are contractual and not merely recitals and that no statement or consideration given shall be construed as an admission of liability by the Bank and Affiliates, all such liability being expressly denied.

        10. REMEDIES. Mr. Brunson and the Bank agree that, because damages at law for any breach or nonperformance of this Agreement by Mr. Brunson, while recoverable, will be inadequate, this Agreement may be enforced in equity by specific performance, injunction, accounting or otherwise. However, if Mr. Brunson violates this Agreement by suing the Bank, he agrees that he will pay all costs and expense of defending the suit incurred by the Bank, will no longer be entitled to receive any of the monies identified in paragraphs 2 and 3 of this Agreement, will be required to repay to the Bank any monies already paid by the Bank pursuant to this Agreement and will be deemed to have forfeited all of his rights under all options held by him for the purchase of common stock of the Bank under paragraph 4 of this Agreement.

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        11. ENFORCEMENT OF AGREEMENT. No waiver or nonaction with respect to any breach by the other party of any provision of this Agreement, nor the waiver or nonaction with respect to any breach of the provisions of similar agreements with other employees shall be construed to be a waiver of any succeeding breach of such provision, or as a waiver of the provision itself. Should any provisions hereof be held to be invalid or wholly or partially unenforceable, such holdings shall not invalidate or void the remainder of this Agreement; provided, however, that if paragraph 9 of this Agreement is subsequently found by a court to be unenforceable or null and void, this entire Agreement shall be deemed null and void and Mr. Brunson agrees to immediately reimburse the Bank for any payments made pursuant to paragraphs 2 and 3 of this Agreement.

        12. CHOICE OF LAW. This Agreement shall be interpreted and construed in accordance with and shall be governed by the laws of the State of Texas.

        13. MERGER. This Agreement supersedes, replaces, and merges all previous agreements and discussions relating to the same or similar subject matters between Mr. Brunson and the Bank and constitutes the entire agreement between Mr. Brunson and the Bank with respect to the subject matter of this Agreement. This Agreement may not be changed or terminated orally, and no change, termination or waiver of this Agreement or any of the provisions herein contained shall be binding unless made in writing and signed by all parties, and in the case of the Bank, by an authorized officer.

        14. NO DEROGATORY COMMENTS. Mr. Brunson shall refrain from making public or private comments relating to the Bank and its directors, officers, employees and agents which are derogatory or which may tend to injure any such party in its business, public or private affairs.

        15. CONFIDENTIALITY. Mr. Brunson agrees that he will not disclose the terms of this Agreement or the consideration received from the Bank to any other person, except his attorney or financial advisors and only on the condition that they keep such information strictly confidential.

        16. VOLUNTARY AGREEMENT. Mr. Brunson acknowledges and agrees that he has carefully read this Agreement and understands it to be a release of all claims, known and unknown, past or present, including any claims under the Age Discrimination in Employment Act of 1967. He warrants that he is fully competent to execute this Agreement which he understands to be contractual. He further acknowledges that he executes this Agreement of his own free will, after having been given at least 21 days in which to review, study, consider, and deliberate regarding its meaning and effect; to consult with counsel for review if so desired prior to executing same; and without reliance on any representation of any kind or character not expressly set forth herein. Finally, he executes this Agreement fully knowing its effect and voluntarily for the consideration stated above.

        17. TIMING OF AGREEMENT. Mr. Brunson acknowledges and agrees that if he accepts the Severance Agreement, he has seven days following its execution to revoke this Agreement; and that this Agreement shall not become effective or enforceable until the expiration of this seven-day period. Mr. Brunson further agrees that if he should revoke this Agreement, or if paragraph 9 of this Agreement is subsequently found by a court to be unenforceable or null and void, he shall

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immediately reimburse the Bank for any payments made pursuant to paragraphs 2 and 3 of this Agreement.

        Executed this 30th day of December, 1993.


                                             SOUTHWEST BANK OF TEXAS
                                             NATIONAL ASSOCIATION


                                             By /s/ JOHN W. JOHNSON
                                                    John W. Johnson
                                                    Chairman of the Board


                                                /s/ W. DONALD BRUNSON
                                                    W. Donald Brunson

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